UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Gemphire Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36870A 108

(CUSIP Number)

Charles Bisgaier

17199 N. Laurel Park Drive

Suite 401

Livonia, MI 48152

(734) 245-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36870A 108

1	Name of Reporting Person: Charles L. Bisgaier

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Source of Funds: Not applicable.

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 1,567,759(1)

	8	Shared Voting Power: 19,228

	9	Sole Dispositive Power: 1,567,759(1)

	10	Shared Dispositive Power: 19,228

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,586,987(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 10.6% (See Item 5 herein)

14	Type of Reporting Person: IN

(1) Includes 115,625 shares underlying an option to purchase common stock with an exercise price of $10.00, and 21,000 shares underlying an option to purchase common stock with an exercise price of $10.10.

END OF COVER PAGE

Item 1.         Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, par value $0.001 per share (the “Common Stock”), of Gemphire Therapeutics Inc., a Delaware corporation (the “Issuer”).  The Issuer’s address is 17199 N. Laurel Park Drive, Suite 401, Livonia, MI 48152.

Item 2.         Identity and Background.

(a)                                 This statement is being filed on behalf of Charles L. Bisgaier.

(b)                                 The principal business address for Mr. Bisgaier is 17199 N. Laurel Park Drive, Suite 401, Livonia, MI 48152.

(c)                                  Mr. Bisgaier is the Chairman and Chief Scientific Officer of the Issuer.

(d)-(e)               During the last five years, Mr. Bisgaier has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Mr. Bisgaier is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, the Issuer and NeuroBo Pharmaceuticals, Inc. (“NeuroBo”) have entered into voting agreements (the “Voting Agreements”) with certain stockholders of the Issuer, including Mr. Bisgaier.  The transactions contemplated by the applicable Voting Agreements are not expected to require the payment of any funds by the Reporting Person.

Item 4.         Purpose of Transaction.

On July 24, 2019, Issuer, GR Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Issuer (“Merger Sub”), and NeuroBo entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into NeuroBo, with NeuroBo continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each share of NeuroBo common stock outstanding immediately prior to the Effective Time (excluding shares held as treasury stock, held by NeuroBo and dissenting shares) will be converted into the right to receive shares of Issuer common stock (the “Gemphire Common Stock”) equal to the Exchange Ratio described below; and (b) each outstanding NeuroBo stock option that has not previously been exercised prior to the Effective Time will be assumed by the Issuer.

Under the exchange ratio formula in the Merger Agreement (the “Exchange Ratio”), upon the closing of the Merger, on a pro forma basis and based upon the number of shares of Gemphire Common Stock expected to be issued in the Merger, current Issuer securityholders are expected to own approximately 4.06% of the combined company and current NeuroBo securityholders are expected to own approximately 95.94% of the combined company, on a fully-diluted basis and assuming that Issuer has the minimum parent cash amount allowable under the Merger Agreement and that NeuroBo raises the minimum required amount in the pre-closing finance.  The ownership percentages are subject to adjustment to the extent that Issuer’s parent cash amount (as defined in the Merger Agreement) at the Effective Time is negative or to reflect aggregate gross proceeds received by NeuroBo in its pre-closing financing before the closing of the Merger above the minimum required amount and up to and including $50 million.

Concurrently with the execution of the Merger Agreement, Mr. Bisgaier (in addition to other executive officers and directors and certain other stockholders of the Issuer) entered into a Voting Agreement with NeuroBo and the Issuer. The Voting Agreements generally provide, among other things, that the stockholders who are parties to the Gemphire Voting Agreements will vote all of the shares held by them in favor of (i) the issuance of Gemphire Common Stock to the NeuroBo stockholders pursuant to the Merger Agreement and the change of control of Gemphire resulting from the Merger pursuant to pertinent Nasdaq rules; (ii) the amendment of the Issuer’s certificate of incorporation to effect a reverse split of all outstanding shares of the Gemphire Common Stock at a reverse stock split ratio as mutually agreed to by the Issuer and NeuroBo; and (iii) the amendment of the Issuer’s certificate of incorporation to change the name of the Issuer to “NeuroBo Pharmaceuticals, Inc.”; and against any competing acquisition proposals. Further, as a part of the Voting Agreements, the stockholders party thereto irrevocably appointed the Issuer as proxy for and on behalf of such stockholders to vote with respect to the shares held by them on the matters set forth above. The Voting Agreements also place certain restrictions on the transfer of the shares of the Issuer held by the respective signatories thereto.

The foregoing description of the Merger Agreement and Voting Agreements is not complete and is qualified in its entirety by reference to the texts of such agreements, which are attached hereto as Exhibits 1 and 2 and incorporated herein by reference.

Mr. Bisgaier has not expended any funds in connection with the execution of the Voting Agreement.

Other than as described above or in the Issuer Current Report on Form 8-K filed on July 25, 2019 (the “Issuer Current Report”), Mr. Bisgaier does not have any plan or proposal relating to or that would result in:

(a)         the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board of directors of the Issuer;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)          any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)            any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) — (b)

				(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition		Shared Power to Dispose or to Direct the Disposition
Charles L. Bisgaier	1,485,539	(1)	9.9%	1,485,539	0	1,485,539	(1)	0
The Charles L. Bisgaier Trust(2)	82,220		0.6%	82,220	0	82,220		0
Bisgaier Family, LLC(3)	19,228		0.1%	0	19,228	0		19,228

* Based on 14,872,411 shares of Common Stock outstanding as of August 2, 2019 as provided by the Issuer.

(1)         Includes 115,625 shares underlying an option to purchase common stock with an exercise price of $10.00, and 21,000 shares underlying an option to purchase common stock with an exercise price of $10.10.

(2)         By reason of the provisions of Rule 13d-3 of the Act, Mr. Bisgaier may be deemed to beneficially own the shares beneficially owned by the trust for which he serves as trustee.  Mr. Bisgaier disclaims beneficial ownership of the securities owned by the trust except to the extent of his pecuniary interest therein.

(3)         By reason of the provisions of Rule 13d-3 of the Act, Mr. Bisgaier may be deemed to beneficially own the shares beneficially owned by the Bisgaier Family, LLC for which he serves as a member.  Mr. Bisgaier disclaims beneficial ownership of the securities owned by the LLC except to the extent of his pecuniary interest therein.

(c)                               Except for the transactions described in Items 3, 4, or 5 of this Schedule 13D, during the last sixty days there were no transactions with respect to the Common Stock effected by Mr. Bisgaier.

(d)                                 Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in the Issuer Current Report, to the knowledge of Mr. Bisgaier, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among Mr. Bisgaier and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1

Agreement and Plan of Merger, dated as of July 24, 2019, by and among Issuer, Merger Sub and NeuroBo (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2019).

Exhibit 2

Form of Gemphire Voting Agreement by and between NeuroBo, the Issuer and certain stockholders of the Issuer (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2019

CHARLES L. BISGAIER

/s/ Charles L. Bisgaier
Charles L. Bisgaier, individually